Ulta Salon, Cosmetics & Fragrance, Inc. 1000 Remington Blvd. Bolingbrook, IL 60440 Tel: (630) 410-4800

October 21, 2013

VIA EDGAR

Ms. Mara L. Ransom

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ulta Salon, Cosmetics & Fragrance, Inc.

Form 10-K for the Fiscal Year Ended February 2, 2013

Filed April 3, 2013

Definitive Proxy Statement on Schedule 14A

Filed April 24, 2013

Form 10-Q for the Fiscal Quarter Ended August 3, 2013

Filed September 12, 2013

File No. 001-33764

Dear Ms. Ransom:

On behalf of Ulta Salon, Cosmetics & Fragrance, Inc., a Delaware corporation (the “Company”), I am responding to the comment letter dated September 23, 2013 with respect to the above-referenced filings. The comments in your letter are duplicated below and are followed immediately by the Company’s responses.

Form 10-K for the Year Ended February 2, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

1.	We note your indication on page 31 that “Net Sales” includes e-commerce merchandise sales. Please quantify the amount of internet sales for each year presented in dollars. Given your disclosure on page 15 and elsewhere regarding the importance of e-commerce to your operations, please also revise your MD&A to discuss the role of your e-commerce sales in the context of your business strategy and your liquidity, capital resources and results of operations. Please show us what this disclosure will look like.

As a related matter, please tell us why you believe it is appropriate for you to include the impact of e-commerce sales in your comparable stores sales metric.

Division of Corporation Finance

Securities and Exchange Commission

October 21, 2013

Response: Retail, salon and e-commerce sales for the last three fiscal years are as follows:

	Fiscal year ended
	February 2, 2013		January 28, 2012		January 29, 2011
(In thousands)	$	%	$	%	$	%
Retail Sales	2,043,813	92%	1,636,339	92%	1,338,359	92%
Salon Sales	121,357	6%	98,479	6%	86,484	6%
E-commerce Sales	55,086	2%	41,333	2%	29,995	2%

Net Sales	2,220,256	100%	1,776,151	100%	1,454,838	100%

Item 303 of Regulation S-K requires us to describe any event, transaction, trend or uncertainty that is material to income from continuing operations or sales. As noted in the table above, e-commerce sales are 2% of total sales and therefore do not have a material impact on net income or sales and are not expected to be material in the near future.

Item 303 of Regulation S-K also requires us to identify any known trends or any known demands, commitments, events or uncertainties that will result in material changes to our liquidity or result in material commitments of, or changes to, capital expenditures. Our investments in e-commerce historically have not been material and are not expected to materially affect our liquidity or significantly increase our capital expenditures in the future.

We believe it is appropriate to include e-commerce sales in our comparable store sales metric as the Company continues to evolve into a multi-channel retailer. E-commerce is an integrated part of our business and we view the online offering as an extension of our physical store.

We began including e-commerce sales in our comparable store sales metric in fiscal 2013. Additionally, we began disclosing our e-commerce sales separately as well as the comparable store sales impact on a comparable basis effective with our Form 10-Q for the Fiscal Quarter Ended May 4, 2013 and intend to continue doing so in future periods.

Results of Operations, page 33

2.	We note that 2012 was a year of growth, which you state in your earnings call on March 15, 2013 was a result of various factors, including an extra week in your 53 week fiscal year, increased square footage from opening 102 new stores, relocating 3 and remodeling 21 stores as well as the addition of prestige brands and marketing such as “11 days of hot buys” leading to Christmas. We further note that your fourth quarter 2012 sales grew 30%, however your disclosure does not address the factors that lead to this significant increase. Please provide draft disclosure to be included in future filings that expands MD&A to discuss all of the factors that contributed to the 2012 full year and fourth quarter results. Further explain your statement on page 31 that you do not expect your 8.8% fiscal 2012 comparable store sales increase to continue into the future.

Division of Corporation Finance

Securities and Exchange Commission

October 21, 2013

Response: When preparing our MD&A, we consider Item 303 of Regulation S-K and Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition Results of Operations Release 34-48960, which requires management to provide information necessary to form an understanding of our financial condition, changes in financial condition and results of operations. After receiving your letter, we again reviewed our 2012 MD&A disclosures and continue to believe that the disclosures appropriately describe and analyze the most significant factors impacting our results.

Our sales disclosure includes retail and salon sales figures, which combined were approximately 98% of our total sales. Sales increases are broken down further by comparable and non-comparable store sales. Comparable store sales reflect sales for stores beginning on the first day of the 14th month of operation. The sales disclosure also includes comparable store sales growth, a key metric that is monitored closely within the retail industry. The change in comparable stores sales growth related to the increase in traffic to our stores and increase in average ticket per customer, if material, is also disclosed. Additionally we included the sales impact related to the increase in store count. We believe these metrics are the key performance drivers and are the material indicators that form a basis for understanding our sales.

We believe our focus on delivering a compelling value proposition to our customers, as described on page 3 in the 10-K, is fundamental to our customer loyalty and increasing overall comparable sales. For example, we run frequent promotions such as “11 days of hot buys” and offer coupons, gift with purchase offers and multi-product gifts sets during the fiscal year. These marketing events are not individually material and we do not believe that adding this detail to the MD&A would promote a better understanding of our financial condition and results of operations.

Our sales, excluding the 53rd week, increased 23% for both the fourth quarter and full fiscal year compared to actual fourth quarter and fiscal year sales increases of 30% and 25%, respectively. Therefore, the adjusted fourth quarter sales growth is in line with the adjusted full year sales growth. However, we do believe that providing some additional information regarding the 53-week year would be helpful for investors and propose the following addition to “Net sales” in future filings, which language is subject to change based on changes in circumstances:

“Net sales increased $444.1 million, or 25.0%, to $2,220.3 million in fiscal 2012 compared to $1,776.2 million in fiscal 2011. Salon service sales increased $22.9 million, or 23.2% to $121.4 million compared to $98.5 million in fiscal 2011. The sales increases are due to the opening of 101 net new stores in 2012 and a 8.8% increase in comparable store sales which was primarily due to a 6.5% increase in store traffic. Non-comparable stores, which include stores opened in fiscal 2012 as well as stores opened in fiscal 2011 which have not yet turned comparable, contributed $291.0 million of the net sales increase while comparable stores contributed $153.1 million of the total net sales increase. We attribute the increase in comparable store sales to our successful marketing and merchandise strategies. The 53rd week contributed approximately $40.0 million in additional net sales, or $0.05 of earnings per dilutive share.”

Division of Corporation Finance

Securities and Exchange Commission

October 21, 2013

Our “Results of operations” section of MD&A also includes a year-to-year comparison of gross profit, selling and general administrative expenses, pre-opening expenses, interest expense, income tax expense and net income. We believe these are our material key performance indicators and are relevant to the assessment of our financial condition and results of operations.

As required, we disclose the material changes in our results of operations on a year-to-year comparison. Within MD&A we disclose that we are comparing a 53 week period to a 52 week period (page 33) and we also discuss the seasonal nature of our business (page 37) by stating that a significant portion of our sales and profits are realized in the fourth quarter due to the holiday selling season. Therefore, we focus on the key drivers that impacted fourth quarter results which were driven by this seasonality, new store growth and the 53rd week and do not believe that a further breakdown of the fourth quarter would be material to an understanding of our fiscal 2012 results of operations.

With the exception of adding further clarification of the effect of the 53rd week in future filings, as applicable, we believe that our current disclosure addresses the Company’s fiscal 2012 growth. We will continue to meet the objectives of MD&A in future filings by discussing the key performance indicators that management uses to manage our business and that would be material to investors.

As stated on page 31, our long-term comparable store sales target is 4% to 6%, including the impact of e-commerce sales starting in 2013. As reflected on page 33, our comparable store sales increases have been very healthy over the past three fiscal years. However, we do not believe that the high single digit or low double digit comparable store sales increases achieved in the last several years are sustainable over the long term because a portion of that growth was driven by the relative strength of the beauty category compared to other discretionary retail categories and a more stable U.S. economy compared to the recent recessionary period. We also expect our rate of new store growth, as a percentage, to moderate as the Company matures.

Investing Activities, page 36

3.	With a view to understanding your future needs for capital expenditures and considering your plans for expansion discussed on page 5, in an appropriate place in your disclosure in future filings, please indicate your estimated material commitments for future capital expenditures and the anticipated source of funds. Refer to Item 303(a)(2)(ii) of Regulation S-K.

Division of Corporation Finance

Securities and Exchange Commission

October 21, 2013

Response: We propose the following addition to “Investing activities” in future filings, which language is subject to change based on changes in circumstances:

“We expect to spend approximately $225 million for capital expenditures in fiscal 2013. Our future investments will depend primarily on the number of new, relocated and remodeled stores, supply chain investments and information technology systems that we undertake and the timing of these expenditures. Based on past performance and current expectations, we expect to self-fund future capital expenditures. We plan to open approximately 125 net new stores and remodel approximately 7 stores in fiscal 2013. During fiscal 2012, the average investment required to open a new Ulta store was approximately $1.0 million, which includes capital investment net of landlord contributions, pre-opening expenses and initial inventory net of payables. The average investment required to remodel an Ulta store was approximately $0.9 million.”

Notes to the Financial Statements

Note 4. Commitments and contingencies, page 53

4.	We note the putative employment class action lawsuit filed on March 2, 2012. It is unclear whether you have recognized a loss contingency related to this matter. Please clarify and disclose the amount of possible loss or range of reasonably possible loss in excess of accrual, if any. If you are unable to estimate the amount or range of this reasonably possible loss, please disclose this fact and provide us with a comprehensive explanation as to why. Please include your proposed disclosures to be included in your next periodic report in your response.

Response: At this time, the Company’s potential liability for this matter is not probable and cannot be reasonably estimated based on currently available information and, therefore, we have not recognized a loss contingency related to this matter. This matter is in the early stage of the litigation process. On August 8, 2013, the plaintiff asked the United States District Court for the Central District of California to certify the proposed class and we are currently opposing their request. In our next periodic report and other future filings, as applicable, we will disclose an estimate of the amount of possible loss or range of reasonably possible loss or a statement that such an estimate cannot be made with respect to this matter. Assuming that there has been no change in the status of this matter at the time of the filing of our next periodic report, the proposed disclosure relating to this litigation would read as follows:

“On March 2, 2012, a putative employment class action lawsuit was filed against us and certain unnamed defendants in state court in Los Angeles County, California. On April 12, 2012, the Company removed the case to the United States District Court for the Central District of California. On August 8, 2013, the plaintiff asked the court to certify the proposed class and the Company is opposing plaintiff’s request. The plaintiff and members of the proposed class are alleged to be (or to have been) non-exempt hourly employees. The suit alleges that Ulta violated various provisions of the California labor laws and failed to provide plaintiff and members of the proposed class with full meal periods, paid rest breaks, certain wages, overtime compensation and premium pay. The suit seeks to recover damages and penalties as a result of these alleged practices. The Company denies plaintiff’s allegations and is vigorously defending the matter.

Division of Corporation Finance

Securities and Exchange Commission

October 21, 2013

The Company has not recorded any accruals for this matter because the Company’s potential liability for the matter is not probable and cannot be reasonably estimated based on currently available information. The Company cannot determine a reasonable estimate of the maximum possible loss or range of loss for this matter given that it is in the early stage of the litigation process and is subject to the inherent uncertainties of litigation (such as the strength of the Company’s legal defenses and the availability of insurance recovery). Although the maximum amount of liability that may ultimately result from this matter cannot be predicted with certainty, management expects that this matter, when ultimately resolved, will not have a material adverse effect on the Company’s consolidated financial position or liquidity. It is possible, however, that the ultimate resolution of this matter could have a material adverse effect on the Company’s results of operations in a particular quarter or year if such resolution results in a significant liability for the Company.”

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 25

5.	We note that you disclosed the compensation for your current chief executive officer, former and current acting chief financial officers, and general counsel and secretary. Please explain why you did not include two other highly compensated executive officers as required by Item 402(a)(3)(iii) of Regulation S-K, or revise your disclosure accordingly. Please note that, pursuant to Compliance and Disclosure Interpretation 117.06, available at our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, a company identifies its three most highly compensated executive officers pursuant to Item 402(a)(3)(iii) from among individuals serving as executive officers at the end of the last completed fiscal year who did not serve as its principal executive officer or principal financial officer at any time during that year.

Response: At the end of the Company’s 2012 fiscal year, the Company had only three designated executive officer positions: Chief Executive Officer, Chief Financial Officer and Senior Vice President, General Counsel & Secretary. Therefore, there were no other executive officers for whom compensation disclosure was required pursuant to Item 402(a)(3)(iii) of Regulation S-K. We hereby advise the Staff that, in connection with management changes during the current fiscal year, the Company’s Board of Directors in June 2013 designated two additional individuals as executive officers of the Company and in September 2013 designated one additional individual as an executive officer of the Company. The Company currently has the following designated executive officer positions: Chief Executive Officer, Chief Financial Officer, Chief Human Resources Officer, Senior Vice President, General Counsel & Secretary, Senior Vice President – Merchandising and Senior Vice President – Marketing. The Company’s Definitive Proxy Statement on Schedule 14A to be filed in 2014 will include compensation for the Chief Executive Officer, former Chief Executive Officers, Chief Financial Officer and the three other most highly compensated executive officers of the Company.

Division of Corporation Finance

Securities and Exchange Commission

October 21, 2013

Section 16(a) Beneficial Ownership Reporting Compliance, page 36

6.	We note your statement that Mr. MacDonald untimely filed one report. Please supplementally tell us the number of transactions that were not reported on a timely basis due to the failure to file such report, and confirm that you will include such required disclosure in future filings as applicable. Refer to Item 405(a)(2) of Regulation S-K.

Response: One transaction for Mr. MacDonald was untimely filed due to an administrative error by the Company. This transaction is disclosed on Mr. McDonald’s Form 5 filed with the Commission on February 21, 2013 and involved a grant of 447 restricted stock units on January 8, 2013 in connection with Mr. MacDonald’s appointment to the Company’s Board of Directors. We confirm that we will include such required disclosure in future filings as applicable.

Form 10-Q for the Fiscal Quarter Ended August 3, 2013

7.	We note the number of days of sales in inventory at August 3, 2013 increased relative to February 2, 2013. We also note comments from a major fragrance producer that its customers are de-stocking inventory. Please explain whether such trend(s) is (are) indicative of excessive and/or slow moving inventory and how you considered such trend in your evaluation of lower cost or market. In this regard, please also tell us how you conveyed this trend in management’s discussion and analysis. We note your discussion of anticipated inventory build-up for the forthcoming third quarter. We also note your reference to “inventory receipts flow timing” as impacting your merchandise margins. It is unclear to what this explanation is attempting to convey and whether it is related to the increase in inventories relative to sales. Please explain with a view toward more detailed disclosure about current inventory trends.

Response: We monitor sales trends of each of the products we sell in our stores and online on a regular basis and adjust our purchasing activity to align with future sales expectations. We purchase fragrance inventory to support an expected 125 new stores in fiscal 2013. Fragrance, however, is not a significant driver of the 16.9% average inventory per store increase summarized on page 18 of our Form 10-Q for the Fiscal Quarter Ended August 3, 2013. We do not believe there is any material excess or slow moving fragrance inventory that has not been included in our quarterly internal control processes and assessment of the lower of cost or market inventory reserve.

We believe your references to inventory build-up for the forthcoming third quarter and inventory receipts flow timing are referring to comments we made during our second quarter earnings conference call on September 12, 2013. Those remarks were made in reference to our inventory balances at the end of second quarter and we do not believe we stated or implied directly or indirectly that either inventory build-up or inventory receipts flow timing had any impact on merchandise margins during the period.

Division of Corporation Finance

Securities and Exchange Commission

October 21, 2013

We provided more granular detail related to merchandise inventory growth to investors during our second quarter earnings conference call. In order to provide investors with more detail on merchandise inventory on a continuing basis, we propose the following addition to “Operating activities” in future filings (based on second quarter 2013 disclosure), which language is subject to change based on changes in circumstances:

“Merchandise inventories were $461.2 million at August 3, 2013, compared to $316.7 million at July 28, 2012, representing an increase of $144.5 million, or 45.6%. Average inventory per store increased 16.9% compared to the prior year. The increase in inventory is primarily due to the following:

•	approximately $78 million due to the addition of 120 net new stores opened since July 28, 2012;

•	approximately $39 million related to new brand additions and existing brand extensions primarily in the prestige color and skin category;

•	approximately $20 million related to permanent incremental inventory investments in basic, high turning items made in the fourth quarter fiscal 2012 to improve store in-stock levels; and

•	approximately $8 million related to the addition of in-store prestige boutiques.”

*            *             *            *

In responding to the Division’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the Company’s responses, or if you require any additional information, please call me at (630) 410-4807.

Sincerely yours,

/s/ Scott M. Settersten

Scott M. Settersten

Chief Financial Officer and Assistant Secretary